UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 8)*

                        Imperial Parking Corporation
---------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 453077109
                        ---------------------------
                               (CUSIP Number)

                           David S. Klafter, Esq.
                    Gotham Partners Management Co., LLC
                            110 East 42nd Street
                          New York, New York 10017
                               (212) 286-0300
---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                              January 22, 2003
---------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  453077109                                       PAGE 2 OF 12 PAGES
-----------------------                                 -----------------------

------- ------------------------------------------------------- ---------------

1       NAME OF REPORTING PERSON       Gotham Partners, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- ---------------------------------------------------------- ------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)       |X|
                                                           (b)       [ ]
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                   WC
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           408,207
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           0
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           408,207
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           0
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                        408,207
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                         [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        22.4%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                        PN
---------- -------- -----------------------------------------------------------

                                SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  453077109                                       PAGE 3 OF 12 PAGES
-----------------------                                 -----------------------

------- ------------------------------------------------------- ---------------

1       NAME OF REPORTING PERSON       Gotham Partners III, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- ---------------------------------------------------------- ------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)       |X|
                                                           (b)       [ ]
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                   WC
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           18,593
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           0
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           18,593
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           0
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                        18,593
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                         [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.0%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                        PN
---------- -------- -----------------------------------------------------------

                                SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  453077109                                       PAGE 4 OF 12 PAGES
-----------------------                                 -----------------------

------- ------------------------------------------------------- ---------------

1       NAME OF REPORTING PERSON       Gotham International Advisors, L.L.C.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- ---------------------------------------------------------- ------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)       |X|
                                                           (b)       [ ]
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                   WC
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           113,739
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           0
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           113,739
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           0
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                        113,739
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                         [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        6.2%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                        OO; IA
---------- -------- -----------------------------------------------------------

                                SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  453077109                                       PAGE 5 OF 12 PAGES
-----------------------                                 -----------------------

------- ------------------------------------------------------- ---------------

1       NAME OF REPORTING PERSON       Gotham Holdings II, L.L.C.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- ---------------------------------------------------------- ------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)       |X|
                                                           (b)       [ ]
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                   WC
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           0
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           0
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           0
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           0
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                        0
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                         [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0.0%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                        OO; IA
---------- -------- -----------------------------------------------------------

                                SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  453077109                                       PAGE 6 OF 12 PAGES
-----------------------                                 -----------------------

------- ------------------------------------------------------- ---------------

1       NAME OF REPORTING PERSON       Gotham Holdings Management, L.L.C.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- ---------------------------------------------------------- ------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)       |X|
                                                           (b)       [ ]
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS

                   WC
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           25,504
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           0
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           25,504
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           0
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                        25,504
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                         [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.4%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON

                        OO; IA
---------- -------- -----------------------------------------------------------

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


ITEM 1.   SECURITY AND ISSUER.

     This Amendment No. 8 (the "Amendment") amends and supplements the Statement on Schedule 13D, as previously amended (the "Prior Statement"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"); Gotham Partners III, L.P., a New York limited partnership ("Gotham III"); Gotham Holdings Management, L.L.C., a Delaware limited liability company ("Gotham Management"), with respect to the holdings of Gotham Holdings I, L.L.C., a Delaware limited liability company ("Holdings I") and Gotham Holdings II, L.L.C., a Delaware limited liability company ("Holdings II"); and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors" together with Gotham, Gotham III, Gotham Management, and Holdings II, the "Reporting Persons"), with respect to holdings of Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company; Section H Partners, L.P., a New York limited partnership ("Section H"); Mr. William A. Ackman; Mr. David P. Berkowitz; Karenina Corp., a New York corporation ("Karenina"); and DPB Corp., a New York corporation ("DPB Corp."), relating to the beneficial ownership of shares of common stock, $0.01 par value ("Common Stock"), of Imperial Parking Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Prior Statement.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Prior Statement.

ITEM 2.   IDENTITY AND BACKGROUND.

          Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Unchanged.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by adding the following:

          The entities controlling the Reporting Persons have decided to wind up their investments. In connection therewith, the Reporting Persons anticipate disposing of all or substantially all of their Common Stock. However, there is no specific plan or proposal to dispose of such Common Stock, and any disposition would be subject to the Standstill Agreement (defined and described in Item 6 and attached as an exhibit hereto).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


          Item 6 is hereby amended by adding the following:

          Pursuant to a Letter Agreement (the "Standstill Agreement"), dated January 22, 2003, by and among the Company, Gotham, Gotham III, Gotham Advisors and Gotham Management (the "Gotham Parties"), the Gotham Parties agreed that, until May 23, 2003 (the "Standstill Period"), unless specifically consented to in writing by the Company's Board of Directors, none of the Gotham Parties nor any person or entity, directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with any of the Gotham Parties, acting alone or as part of any group, will (i) sell, assign, pledge or otherwise dispose or encumber, or offer, seek or otherwise propose to dispose or encumber ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of any securities of the Company, or any rights or options to acquire any such ownership, (ii) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are used in the Exchange Act) to vote or seek to advise any person or entity with respect to the voting of any securities of the Company, (iii) form, join, or participate in a "group" (within the meaning of Section 13d(3) of the Exchange Act) with respect to any voting securities of the Company, (iv) otherwise, whether alone or in concert with others, propose to the Company or any of its stockholders any merger, business combination, tender or exchange offer, restructuring, recapitalization, liquidation of or similar transaction with or involving the Company or otherwise act, whether alone or in concert with others, to seek to control, change or influence the management, Board of Directors or policies of the Company (except that any individual will be permitted to fulfill his duties as a Director of the Company) or nominate any person as a Director of the Company, or propose to the stockholders of the Company any matter to be voted upon by the stockholders of the Company,
(v) solicit, negotiate with, or without the prior consent of the Company's Board of Directors or financial advisor, provide any information to, any person with respect to a merger, business combination, tender or exchange offer, restructuring, recapitalization, liquidation of or similar transaction with or involving the Company or any other acquisition of the Company, any acquisition of voting securities of or all or any portion of the assets of the Company, or any other similar transaction, (vi) announce an intention to, or enter into any discussions, negotiations, arrangements or understandings with any third party with respect to, any of the foregoing, or (vii) disclose any intention, plan or arrangement inconsistent with the foregoing.

          The Gotham Parties also agreed that, (i) prior to the termination of the Standstill Period, they would not request any amendment or waiver of the foregoing provisions other than by confidential communication with the Company's Board of Directors or its representatives, and (ii) if at any time during the Standstill Period, they are approached by any third party concerning their participation in a transaction involving the businesses, assets or securities of the Company, the Gotham Parties will promptly inform the Company's financial advisor.

          The foregoing summary of the Standstill Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached as an exhibit hereto and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following exhibit is being filed with this Schedule:

          Exhibit 1. Letter Agreement, dated January 22, 2003, between the Company, Gotham, Gotham III,
                        Gotham Advisors and Gotham Management.

                                 SIGNATURE

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2003

                                       GOTHAM PARTNERS, L.P.

                                       By: Section H Partners, L.P.
                                        its general partner

                                       By: Karenina Corporation,
                                       a general partner of Section H
                                       Partners, L.P.

                                       By: /s/ William A. Ackman
                                          ----------------------------------
                                          William A. Ackman
                                          President


                                       GOTHAM PARTNERS III, L.P.

                                       By: Section H Partners, L.P.
                                       its general partner

                                       By: Karenina Corporation,
                                       a general partner of Section H
                                       Partners, L.P.

                                       By: /s/ William A. Ackman
                                          ----------------------------------
                                          William A. Ackman
                                          President


                                       GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                                       By: /s/ William A. Ackman
                                          ----------------------------------
                                          William A. Ackman
                                          Senior Managing Member

                                       GOTHAM HOLDINGS II, L.L.C.

                                       By: Gotham Holdings Management L.L.C.,
                                                the Manager

                                       By: /s/ William A. Ackman
                                          ----------------------------------
                                          William A. Ackman
                                          Managing Member


                                       GOTHAM HOLDINGS MANAGEMENT, L.L.C.

                                       By: /s/ William A. Ackman
                                          ----------------------------------
                                          William A. Ackman
                                          Managing Member